EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

alpha-En Corporation (the “Company”) has one class of securities registered under Section 12(g) of the Securities Exchange Act of 1934, as amended: its Common Stock, par value $0.01 per share (the “Common Stock”).

The following summary describes certain material terms of the Company’s capital stock. This summary is qualified in its entirety by reference to the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and Amended and Restated Bylaws, as amended (the “Bylaws”).

GENERAL

Under the Certificate of Incorporation, the Company is authorized to issue 60,000,000 shares of capital stock, consisting of (i) 57,000,000 shares of Common Stock, par value $0.01 per share, (ii) 1,000,000 shares of Class B Common Stock, par value $0.01 per share, and (iii) 2,000,000 shares of Preferred Stock, par value $0.01 per share.

The outstanding shares of Common Stock are fully paid and non-assessable.

VOTING RIGHTS

Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

The Company’s Class B Common Stock is entitled to ten votes per share on all matters submitted to a vote of stockholders.

Except as otherwise required by law or the Certificate of Incorporation, holders of Common Stock and Class B Common Stock vote together as a single class.

DIVIDEND RIGHTS

Holders of Common Stock and Class B Common Stock are entitled to share equally, on a share-for-share basis, in dividends and distributions when, as and if declared by the Board of Directors from funds legally available therefor, subject to any preferential rights of holders of Preferred Stock.

LIQUIDATION RIGHTS

Upon any liquidation, dissolution or winding up of the Company, holders of Common Stock and Class B Common Stock are entitled to participate equally, share and share alike, in the distribution of the Company’s assets remaining after payment of liabilities and subject to any preferential rights of holders of Preferred Stock.

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CONVERSION RIGHTS

Each share of Class B Common Stock may be converted at any time, at the option of the holder, into one share of Common Stock.

NO PREEMPTIVE RIGHTS

No holder of any class of the Company’s capital stock has any preemptive right to purchase or subscribe for any additional shares of capital stock or any securities convertible into capital stock.

PREFERRED STOCK

The Board of Directors is authorized, without further stockholder approval (except as required by law), to provide for the issuance of shares of Preferred Stock in one or more series and to establish the designation, powers, preferences and rights, and the qualifications, limitations and restrictions, of each such series.

The issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of the Company.

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